UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

COLONY STARWOOD HOMES (f/k/a STARWOOD WAYPOINT RESIDENTIAL TRUST)
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

19625X102
(CUSIP Number)

Thomas J. Barrack, Jr.
515 S. Flower St., 44th Floor
Los Angeles, CA 90071
(310) 282-8820
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2016
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

1	Names of Reporting Persons

THOMAS J. BARRACK, JR.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.     [   ]
b.     [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

SC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

UNITED STATES OF AMERICA

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 35,677,060
	8	Shared Voting Power 0
	9	Sole Dispositive Power 35,677,060
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

35,677,060

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

34.5%

14	Type of Reporting Person (See Instructions)

IN; HC

1	Names of Reporting Persons

COLONY AMERICAN HOMES HOLDINGS I, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.     [   ]
b.     [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

SC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,548,125
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,548,125

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,548,125

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

3.4%

14	Type of Reporting Person (See Instructions)

PN; HC

1	Names of Reporting Persons

COLONY AMERICAN HOMES HOLDINGS II, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.     [   ]
b.     [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

SC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

CAYMAN ISLANDS

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 889,009
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 889,009

11	Aggregate Amount Beneficially Owned by Each Reporting Person

889,009

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

0.9%

14	Type of Reporting Person (See Instructions)

PN; HC

1	Names of Reporting Persons

COLONY AMERICAN HOMES HOLDINGS III, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.     [   ]
b.     [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

SC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 14,288,824
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,288,824

11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,288,824

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

13.8%

14	Type of Reporting Person (See Instructions)

PN; HC

1	Names of Reporting Persons

COLONY AMERICAN HOMES HOLDINGS IV, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.     [   ]
b.     [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

SC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

CAYMAN ISLANDS

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,653,474
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,653,474

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,653,474

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

6.4%

14	Type of Reporting Person (See Instructions)

PN; HC

1	Names of Reporting Persons

COLONY DISTRESSED CREDIT FUND II, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.     [   ]
b.     [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

SC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,673,215
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,673,215

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,673,215

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

2.6%

14	Type of Reporting Person (See Instructions)

PN; HC

1	Names of Reporting Persons

SERIES X HOLDCO, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.     [   ]
b.     [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

SC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,223,898
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,223,898

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,223,898

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

3.2%

14	Type of Reporting Person (See Instructions)

OO; HC

1	Names of Reporting Persons

MANAGER HOLDCO, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.     [   ]
b.     [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

SC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,400,515
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,400,515

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,400,515

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

4.3%

14	Type of Reporting Person (See Instructions)

OO; HC

Item 1.   Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Shares, par value $0.01 per share (the “Shares”) of Colony Starwood Homes (f/k/a Starwood Waypoint Residential Trust), a Maryland real estate investment trust (the “Issuer”).  The address of the Issuer’s principal executive offices is 8665 East Hartford Drive, Scottsdale, AZ 85255.

Item 2.   Identity and Background.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

This statement on Schedule 13D is filed on behalf of Mr. Thomas J. Barrack, Jr., who is a U.S. citizen, Colony American Homes Holdings I, L.P., a Delaware limited partnership (“Holdings I”), Colony American Homes Holdings II, L.P., a Cayman Islands exempted limited partnership (“Holdings II”), Colony American Homes Holdings III, L.P., a Delaware limited partnership (“Holdings III”), Colony American Homes Holdings IV, L.P., a Cayman Islands exempted limited partnership (“Holdings IV”), Colony Distressed Credit Fund II, L.P., a Delaware limited partnership (“CDCF II”), Series X Holdco, LLC, a Delaware limited liability company (“Series X”), and Manager Holdco, LLC, a Delaware limited liability company (“Manager Holdco,” which, together with Holdings I, Holdings II, Holdings III, Holdings IV, CDCF II and Series X, constitute the “Funds,” which, together with Mr. Barrack, constitute the “Reporting Persons”).  Mr. Barrack is the director or indirect control person of the general partner or the managing member, as the case may be, of each such Fund, each of which had held an investment in Colony American Homes, Inc., a Maryland corporation (“CAH”).

On January 5, 2016 (the “Closing Date”), pursuant to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated September 21, 2015, among the Issuer, SWAY Holdco, LLC, a Delaware limited liability company and a wholly owned subsidiary of SWAY, Starwood Waypoint Residential Partnership, L.P., a Delaware limited partnership (now known as Colony Starwood Homes Partnership, L.P.) (the “Operating Partnership”), CAH, CAH OP, the Company Stockholders (as defined in the Merger Agreement), the Company Unitholders (as defined in the Merger Agreement) and the Company Investors (as defined in the Merger Agreement), the Issuer and CAH completed their merger (the “Merger”) with each other.  Immediately prior to the consummation of the Merger, the Issuer, Starwood Capital Group Global, L.P. (the “Contributor”), the Operating Partnership and SWAY Management LLC (the “Manager”) completed the internalization (the “Internalization”) by the Issuer of the Manager pursuant to the terms and conditions of the Contribution Agreement, dated September 21, 2015, among the Contributor, the Operating Partnership and the Manager (the “Contribution Agreement”).  Also immediately prior to the completion of the Merger, pursuant to the Merger Agreement, CAH effected a series of internal reorganization transactions (the “Reorganization”), pursuant to which, among other matters, the investment of the Funds in CAH OP was restructured into an investment in CAH .

Mr. Barrack is a trustee of Colony Starwood Homes and the Executive Chairman and a director of Colony Capital, Inc., a Maryland corporation (“Colony Capital”).  As a result of Mr. Barrack being the direct or indirect control person of the general partner or the managing member, as the case may be, of each of the Funds, Mr. Barrack, together with each of the Funds, may be deemed to report as a “group” (as defined in Section 13(d) of the Act) shares of beneficial ownership of the Issuer in the aggregate amount of 35,677,060, representing approximately 34.5% of the Shares of the Issuer issued and outstanding as of the Closing Date.

The principal business address of each Reporting Person is 515 S. Flower St., 44th Floor, Los Angeles, CA 90071.  A joint filing agreement, by and among each Reporting Person, is attached hereto as Exhibit 1.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

As described in Item 4 below, the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate amount of 35,677,060 Shares in the Merger.  As the direct or indirect control person of the general partner or the managing member, as the case may be, of each of the Funds, Mr. Barrack may be deemed to be the beneficial owner of such Shares.  Of this aggregate amount, Holdings I acquired beneficial ownership of 3,548,125 Shares, Holdings II acquired beneficial ownership of 889,009 Shares, Holdings III acquired beneficial ownership of 14,288,824 Shares, Holdings IV acquired beneficial ownership of 6,653,474 Shares, CDCF II acquired beneficial ownership of 2,673,215 Shares, Series X acquired beneficial ownership of 3,223,898 Shares and Manager Holdco acquired beneficial ownership of 4,400,515 Shares.

Item 4.   Purpose of Transaction.

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On the Closing Date, subject to the terms and conditions of the Merger Agreement, all issued and outstanding shares of CAH common stock, par value $0.01 per share (other than shares held by CAH or its wholly owned subsidiaries, which shares were canceled effective as of the Closing Date), were exchanged for the right to receive 64,869,583 Shares (all such shares, the “Merger Consideration”).  The issuance of the Shares was undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof.  In addition, all issued and outstanding shares of CAH preferred stock, par value $0.01 per share, were automatically redeemed for an aggregate amount of $125,000, plus any accrued and unpaid dividends, in cash in accordance with the liquidation preference of such preferred shares, all of which were cancelled and retired.

Pursuant to the Merger Agreement, Mr. Barrack, who is also the Executive Chairman and a director of Colony Capital, was appointed and duly elected as a trustee of the Issuer.

The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed Exhibit 2.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 21, 2015 and is hereby incorporated by reference in response to this Item 4.

Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of trustees of the Issuer, price levels of the Shares, other investment opportunities available to such Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions, in accordance with the Transfer Restrictions (as defined below), with respect to the investment in the Issuer as it deems appropriate, including, for example:  (1) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (2) disposing of any or all of their Securities in the open market or otherwise; (3) engaging in any hedging or similar transactions with respect to the Securities; or (4) proposing or considering one or more of the plans or proposals which relate to, or would result in, an event described in subsections (a) through (j) of Item 4 of Schedule 13D.  As the direct or indirect control person of the general partner or the managing member, as the case may be, of each of the Funds, and as a trustee of the Issuer, Mr. Barrack may, from time to time, engage with, and contribute his commercial expertise to, the Issuer’s board of trustees and management with respect to the management, operations, business and financial condition of the Issuer and such other matters as Mr. Barrack may deem relevant to the investment of the Funds in the Shares.

Item 5.   Interest in Securities of the Issuer.

(a)-(b)   The Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate amount of 35,677,060 Shares in the Merger, which represent approximately 34.5% of the Issuer’s outstanding Shares.  As the direct or indirect control person of the general partner or the managing member, as the case may be, of each of the Funds, Mr. Barrack may be deemed to have sole power to vote and sole power to dispose of such Shares, as of the closing of the Merger on January 5, 2016 pursuant to the Merger Agreement.  Of this aggregate amount, Holdings I acquired beneficial ownership of 3,548,125 Shares, which represent approximately 3.4% of the Issuer’s outstanding Shares.  Holdings II acquired beneficial ownership of 889,009 Shares, which represent approximately 0.9% of the Issuer’s outstanding Shares.  Holdings III acquired beneficial ownership of 14,288,824 Shares, which represent approximately 13.8% of the Issuer’s outstanding Shares.  Holdings IV acquired beneficial ownership of 6,653,474 Shares, which represent approximately 6.4% of the Issuer’s outstanding Shares.  CDCF II acquired beneficial ownership of 2,673,215 Shares, which represent approximately 2.6% of the Issuer’s outstanding Shares.  Series X acquired beneficial ownership of 3,223,898 Shares, which represent approximately 3.2% of the Issuer’s outstanding Shares.   Manager Holdco acquired beneficial ownership of 4,400,515 Shares, which represent approximately 4.3% of the Issuer’s outstanding Shares.

(c)   Other the receipt of the Shares as Merger Consideration reported on this statement on Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any Reporting Person.

(d)   Each of the Funds has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

In connection with the execution of the Merger Agreement, the Issuer, the Contributor and the CAH Investors entered into a Registration Rights Agreement, dated as of September 21, 2015 (the “Registration Rights Agreement”), pursuant to which the Contributor, in respect of any Shares that it may receive in connection with any request to redeem the common units of the Operating Partnership it receives in the Internalization, and the CAH Investors, in respect of any Shares they receive in connection with the Merger, may require the Issuer from time to time to register those Shares.  The Registration Rights Agreement grants the Contributor and the CAH Investors certain rights to demand a registration of some or all of their Shares (a “Demand Registration”) or to request the inclusion of some or all of their Shares in a registration being affected by the Issuer for itself or on behalf of another person (a “Piggyback Registration”); in each case subject to customary registration procedures and indemnity provisions.  The Issuer is obligated to use commercially reasonable efforts to prepare and file a registration statement within specified time periods and to cause that registration statement to be declared effective by the SEC as soon as reasonably practicable thereafter.  The Issuer is not required to honor a request for either a Demand Registration or a Piggyback Registration until after the nine month anniversary of the closing of the Merger.

The ability to cause the Issuer to effect a Demand Registration is subject to certain conditions.  The Issuer is not required to effect such registration within 180 days of the effective date of any prior registration statement and may delay the filing for up to 60 days under certain circumstances.  The Registration Rights Agreement grants the Contributor the right to request up to three Demand Registrations.  There is no limit on the Demand registrations that may be requested by the CAH Investors.

If, pursuant to an underwritten Demand Registration or Piggyback Registration, the managing underwriter advises that the number of Shares requested to be included in such registration exceeds a maximum number (the “Maximum Number”) that the underwriter believes can be sold without delaying or jeopardizing the success of the proposed offering, the Registration Rights Agreement specifies the order in which Shares are to be included, and in the case of Shares held by the parties to that agreement, allocates 22.5% of the Maximum Number to the Contributor (the Contributor is also allocated any unused allocation of the CAH Investors) and 77.5% of the Maximum Number to the CAH Investors (the CAH Investors are also allocated any unused allocation of the Contributor).

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which was filed as Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 21, 2015 and is hereby incorporated by reference in response to this Item 6.

Shares issued as Merger Consideration pursuant to the Merger Agreement are subject to specified Transfer Restrictions (as defined in the Merger Agreement) until the earlier of the:  (1) nine-month anniversary of the Closing Date; and (2) expiration of the term of the lock-up applicable to the equity securities issued in connection with the Contribution Agreement, if such term is reduced.  Transfer Restrictions means, with regard to Shares issued as Merger Consideration, that such shares may not be transferred except, (a) with the Issuer’s consent, (b) for purposes of estate administration or tax planning, subject to certain limitations, (c) pursuant to a tender or exchange offer within the meaning of the Act, any Shares, (d) in connection with any plan of reorganization, merger, consolidation or similar corporate event of the Issuer or the Operating Partnership, (e) through an involuntary transfer pursuant to operation of law, (f) for transfers to direct or indirect interest holders, limited partners or investors in the Company Investors, or (g) from one Company Investor to another Company Investor; provided, however, that (x) such persons agree to the other Transfer Restrictions and (y) each Company Investor shall, until the later of (A) nine months after the Closing Date and (B) the date on which all indemnification claims asserted under the Merger Agreement during the period ending nine months after the Closing Date are finally resolved, not be permitted to transfer, and shall in all cases retain, a number of Shares with an aggregate value not less than such Company Investor’s pro rata share of the indemnity cap, determined using the value per Share set forth in the Merger Agreement.

Except for the arrangements described herein, to the best knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement of Schedule 13D and Form 3, dated as of January 15, 2016, by and among Colony American Homes Holdings I, L.P., Colony American Homes Holdings II, L.P., Colony American Homes Holdings III, L.P., Colony American Homes Holdings IV, L.P., Colony Distressed Credit Fund II, L.P., Series X Holdco, LLC, Manager Holdco, LLC and Thomas J. Barrack, Jr.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 15, 2016

COLONY AMERICAN HOMES HOLDINGS I, L.P., a Delaware limited partnership

By: ColonyGP American Homes, LLC, its general partner

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Vice President

COLONY AMERICAN HOMES HOLDINGS II, L.P., a Cayman Islands exempted limited partnership

By: ColonyGP American Homes, LLC, its general partner

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Vice President

COLONY AMERICAN HOMES HOLDINGS III, L.P., a Delaware limited partnership

By: ColonyGP American Homes, LLC, its general partner

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Vice President

COLONY AMERICAN HOMES HOLDINGS IV, L.P., a Cayman Islands exempted limited partnership

By: ColonyGP American Homes, LLC, its general partner

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Vice President

COLONY DISTRESSED CREDIT FUND II, L.P., a Delaware limited partnership

By: Colony Capital Credit II, L.P., its general partner

By: ColonyGP Credit II, LLC, its general partner

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Vice President

SERIES X HOLDCO, LLC, a Delaware limited liability company

By: Manager Holdco LLC, its managing member

By: Colony AH Member, LLC, its managing member

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Vice President

MANAGER HOLDCO, LLC, a Delaware limited liability company

By: Colony AH Member, LLC, its managing member

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Vice President

Thomas J. Barrack, Jr.

By:	/s/ Thomas J. Barrack, Jr.
Name:	Thomas J. Barrack, Jr.